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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 8-A/A
                                (Amendment No. 1)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                    MFB CORP.
             (Exact name of registrant as specified in its charter)

                               Indiana 35-1907258
  (State of incorporation or organization) (I.R.S. Employer Identification No.)

                          4100 Edison Lakes Parkway, Suite 300
                                 P.O. Box 528
                            Mishawaka, Indiana 46546
                    (Address of principal executive offices)



Securities to be registered pursuant to Section 12(b) of the Act:

                    Title of each class         Name of each exchange on which
                    to be so registered         each class is to be registered

               Common Share Purchase Rights           NASDAQ Global Market


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. |X|

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

Securities Act registration statement file number to which this form relates:N/A

Securities to be registered pursuant to Section 12(g) of the Act:

                          COMMON SHARE PURCHASE RIGHTS
                                (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1. Description of Registrant's Securities to be Registered.

         In connection with the expiration of the Rights Agreement dated as of October 1, 1996, between MFB Corp. (the "Company") and Registrar and Transfer Company, as Rights Agent, which associated Rights (as defined therein) expire on October 1, 2006, the Board of Directors of the Company has approved a new plan to renew its rights plan. The Company, therefore, has entered into a Rights Agreement with Registrar and Transfer Company dated as of October 2, 2006 (the "Rights Agreement").

         As of October 2, 2006, the Board of Directors of MFB Corp. (the "Company") declared a dividend of one common share purchase right (a "Right" or "Rights") for each outstanding share of common stock, without par value (the "Common Shares"), of the Company. The dividend is payable to the shareholders of record as of October 21, 2006 (the "Record Date"). If and when the Rights become exercisable, each Right will entitle the registered holder to purchase from the Company one Common Share at a purchase price of $93.00 (the "Purchase Price"), subject to adjustment as described below. The Rights will be represented by the outstanding Common Share certificates and the Rights cannot be bought, sold or otherwise traded separately from the Common Shares until the "Distribution Date," which is the earliest to occur of (i) 10 calendar days following a public announcement that a person or group (an "Acquiring Person"), excluding certain related persons, has (a) acquired beneficial ownership of 12% or more of the outstanding Common Shares or (b) become the beneficial owner of an amount of the outstanding Common Shares (but not less than 10%) which the Board of Directors determines to be substantial and which ownership the Board of Directors determines is intended or may be reasonably anticipated, in general, to cause the Company to take actions determined by the Board of Directors to be not in the Company's best long-term interests (an "Adverse Person"), or (ii) 10 business days following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 30% or more of such outstanding Common Shares.

         Until the Distribution Date (or earlier exchange, redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.

         The holders of the Rights are not required to take any action until the Rights become exercisable. As described above, the Rights are not exercisable until the Distribution Date. The Rights will expire on October 1, 2016 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

         The Purchase Price payable and the number of Common Shares, or other securities or property, issuable upon exercise of the Rights are subject to adjustment from time to time (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (2) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of Common Shares, or (3) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants, other than those referred to above. With certain exceptions, the Company is not required to adjust the Purchase Price until cumulative adjustments require a change of at least 1% in the Purchase Price. No fractional Common Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

         In the event that (1) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, or (2) any person consolidates or merges with the Company and all or part of the Company's Common Shares are exchanged for securities, cash or property of any other person, or (3) 50% or more of the Company's consolidated assets or earning power are sold (collectively, "Flip-Over Events"), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that (1) an Acquiring Person engages in certain self-dealing transactions, or (2) a person is declared an Adverse Person by the Board of Directors of the Company, or (3) a person (other than certain related persons) acquires 15% or more of the outstanding Common Shares (collectively, "Flip-In Events"), proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

         At any time after a person becomes an Acquiring Person, and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right, subject to adjustment.

         At any time prior to the tenth calendar day following the date of a public announcement that a person or group has become an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         If the Board of Directors' ability to redeem the Rights pursuant to the Rights Agreement has expired because a person or group has become an Acquiring Person, but a Flip-Over Event or certain Flip-In Events have not yet occurred, the redemption right will be reinstated if the Acquiring Person disposes of a sufficient number of the Company's Common Shares so that such person then owns only 10% or less of the outstanding Company's Common Shares and if certain other conditions are met.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         As of October 2, 2006, there were 1,320,844 Common Shares issued and outstanding. As of such date, an additional 225,110 Common Shares were reserved for issuance pursuant to the Company's stock option plans. One Right will be distributed to shareholders of the Company for each Common Share owned of record by them on the Record Date. As long as the Rights are attached to the Common Shares, the Company will issue one Right with each Common Share that shall become outstanding so that all Common Shares will have attached Rights. The Company has initially reserved 1,320,844 Common Shares for issuance upon exercise of Rights.

         The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at $.01 per Right prior to the time that a person or group (other than certain related persons) has acquired beneficial ownership of 12% or more of the Common Shares.

         The form of Rights Agreement between the Company and Registrar and Transfer Company (the "Rights Agent") specifying the terms of the Rights, which includes as Exhibit A the form of Rights Certificate, is attached hereto as
Exhibit 2 and is incorporated herein by reference. The foregoing description of Rights is qualified by reference to such exhibit.

Item 2.__  Exhibits.

         The exhibits filed herewith or incorporated by reference herein are listed on the Exhibit Index at page 6 of this Form 8-A/A.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                                    MFB CORP.

                                       By: /s/ Charles J Viater, President
                                          ------------------------------------
                                            Charles J. Viater, President
Date:  October 2nd, 2006

                                  EXHIBIT LIST


II.  Exhibits filed with the Commission


  Number Assigned                                       Description of Exhibit
         1 Form of Right Certificate, incorporated by reference to Exhibit A of the Rights Agreement, dated as of October 2, 2006, between Registrant and Registrar and Transfer Company, as Rights Agent, filed herewith as Exhibit 2. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until as soon as practicable after the Distribution Date.
         2 Rights Agreement, dated as of October 2, 2006, between Registrant and Registrar and Transfer
                     Company, as Rights Agent.



INDS01 CVS 881293v2